Exhibit 99.1


                            [Third Point Letterhead]


VIA EMAIL AND FEDERAL EXPRESS
-----------------------------

December 1, 2006

Mr. Paul G. Van Wagenen
Chairman, President & Chief Executive Officer
Pogo Producing Company
5 Greenway Plaza, Suite 2700
Houston, TX   77046

Dear Mr. Van Wagenen:

As you are aware, certain entities advised by Third Point LLC ("Third Point") hold 4 million common shares of Pogo Producing Company ("Pogo" or the "Company") and call options to purchase 200,000 shares, representing a 7.2% stake. We appreciate your taking the time to meet with us following the Company's presentation at the Friedman Billings Ramsey investors conference on November 29th.

We approached the meeting with an open mind and the sincere hope that you would answer our questions in a way that might help dispel your poor reputation among your peers, energy analysts and investors. While the meeting reinforced our positive view of the Company's underlying asset value, it also contributed to investor concerns that Pogo's management has failed to pursue cohesive exploration, development, acquisition and financial plans.

One particularly vexing transaction, the Northrock Resources acquisition in Canada, typifies the inopportune type of capital allocation decisions made by the Company. On July 11, 2005, you announced the acquisition of Northrock for $1.8 billion in cash, a significant transaction for Pogo, exceeding half of the then $3.2 billion market capitalization of the Company. At the time, you commented that "Pogo is a very particular and discriminating buyer of assets." Unfortunately, the results realized since the acquisition belie your contention.

In the year since the acquisition closed, you have spent over $350 million - approximately 20% of the purchase price - in capital to improve these assets, yet production has actually declined 10% from 30,000 barrels of oil equivalents per day ("boepd") to 27,000 boepd. Given the significant scope of the acquisition and poor performance of the assets to date, we were hoping your answers to our questions would help us understand the strategic thinking behind the acquisition and what return on capital the Company expected to achieve. Your answers were not satisfactory. When we asked you about the natural annual decline rate of the assets, you responded "7 to 8%," which seems unlikely given the 10% annual decline experienced during your first year of ownership while you invested significant capital attempting to increase production. This is especially troubling and gives credence to reports by industry participants that Pogo's management did only minimal due diligence before consummating the transaction last year.

Mr. Paul G. Van Wagenen
December 1, 2006
Page 2 of 2


While the Northrock acquisition is emblematic, the true measurement of your performance as a chief executive is the return you have generated for shareholders. Unfortunately, the results are not encouraging.

Over the past ten calendar years, the share prices of your peers comprising the S&P Midcap Oil & Gas Exploration & Production Index have appreciated at a compound rate of 11.7% while your stock price has appreciated only 5.8% annually, less than half the rate of your peers. Lest you think we chose an unfavorable time frame to evaluate your performance, the table below shows that Pogo has underperformed on a cumulative basis for every time period over the past decade!


                          Compound Annual Price Appreciation for the Periods Ending December 31, 2005
                          ---------------------------------------------------------------------------
                        1 Year  2 Year  3 year  4 Year  5 Year  6 Year  7 Year  8 Year  9 Year  10 Year
                        ------  ------  ------  ------  ------  ------  ------  ------  ------  -------
Pogo Producing           2.7%    1.6%   10.2%   17.3%    9.8%   15.9%   21.2%    6.8%   0.6%     5.8%
Index                   39.1%   33.6%   32.2%   26.0%   22.0%   30.3%   27.3%   12.7%   9.7%    11.7%
                        -----   -----   -----   -----   -----   -----   -----   -----   ----    -----
 Relative Performance  -36.4%  -32.0%  -22.0%   -8.7%  -12.2%  -14.4%   -6.1%   -6.0%  -9.1%    -5.9%


Unsurprisingly, the underperformance has continued this year. Through November 20th, the stock had declined 4.1% year-to-date as compared to a 4.7% increase for your peers. In fact, the only recent time period during which the stock has outperformed the index has been in the period since we filed our initial
Schedule 13D with the SEC on November 20th.

In the one and a half decades you have run Pogo, shareholders have suffered subpar returns. Your track record is long and meager, and it is time for change. Accordingly, we demand that the Board immediately initiate a process to sell the Company in whole or several parts to the highest bidder or bidders. To underscore our commitment to this process, we are advising you today that we intend to conduct a proxy contest at your 2007 annual meeting of shareholders that will allow us to elect new directors comprising a majority of the Company's board of directors.

Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb
Chief Executive Officer